UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

On Track Innovations LTD.

(Name of Issuer)

Ordinary Shares, par value NIS 0.10 per share

(Title of Class of Securities)

M8791A109

(CUSIP Number)

Mark R. Beatty 10900 N.E. 4th Street, Suite 1850 Bellevue, WA 98004 (425) 990-4026

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 17, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8791A109
1	Names of Reporting Persons Jerry Lafe Ivy, Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [x] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)
6	Citizenship or Place of Organization U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 13,777,477
	8	Shared Voting Power
	9	Sole Dispositive Power 13,777,477
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,777,477
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 25.6%*
14	Type of Reporting Person (See Instructions) IN

*The calculation is based on a total of 53,824,377 Ordinary Shares, par value NIS 0.10 per share outstanding as of July 6, 2020, as reported by the Issuer in its Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on July 7, 2020.

CUSIP No. M8791A109
1	Names of Reporting Persons Marlene V. Ivy
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [x] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)
6	Citizenship or Place of Organization U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 0.0%*
14	Type of Reporting Person (See Instructions) IN

* The calculation is based on a total of 53,824,377 Ordinary Shares, par value NIS 0.10 per share outstanding as of July 6, 2020, as reported by the Issuer in its Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on July 7, 2020.

CUSIP No. M8791A109
1	Names of Reporting Persons Sandra Hardardottir
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [x] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)
6	Citizenship or Place of Organization U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,511,203
	8	Shared Voting Power
	9	Sole Dispositive Power 1,511,203
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,511,203
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 2.8*
14	Type of Reporting Person (See Instructions) IN

* The calculation is based on a total of 53,824,377 Ordinary Shares, par value NIS 0.10 per share outstanding as of July 6, 2020, as reported by the Issuer its Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on July 7, 2020.

Explanatory Note

This Amendment No. 5 to Schedule 13D (“Schedule 13D”) relates to shares of Ordinary Shares, NIS 0.10 par value per share (“Common Stock”), of On Track Innovations, Ltd., an Israel corporation (the “Issuer”).  This statement is being filed by Jerry Lafe Ivy, Jr. (“Mr. Ivy”), as trustee of, and beneficiary under, the JERRY L. IVY, JR., DESCENDANTS’ TRUST (the “Trust”) dated 8/10/1998, a trust organized under the laws of the State of Illinois, Marlene V. Ivy (“Mrs. Ivy”) and Sandra Hardardottir (“Ms. Hardardottir” and collectively, the “Reporting Persons”).

Item 2.

Identity and Background

Effective immediately upon the sale of the Common Stock by Ms. Ivy, as described herein, Ms. Ivy ceased to be deemed to own more than five percent (5%) of the Common Stock of the Issuer as a member of the Group, and is no longer a member of the Group.

Item 3.

Source and Amount of Funds or Other Consideration

As described in the Stock Purchase Agreements attached as Exhibits 99.5 and 99.6, the Trust sold 1,000,000 shares to Ms. Hardardottir and purchased all of Mrs. Ivy’s shares (799,902 shares).  The aggregate amount of funds used to purchase Ms. Ivy’s Common Stock by the Trust was $367,954.92.  The source of funds used by Mr. Ivy as trustee to acquire shares was the funds of the Trust.

The aggregate amount of funds used to purchase the Trust’s Common Stock by Ms. Hardardottir was $200,000.00.  The Stock Purchase Agreement attached as Exhibit 99.5 requires payment of the purchase price for the shares immediately upon a sale of the shares or upon demand by Mr. Ivy.

Item 4.

Purpose of Transaction

The Trust sold Common Stock to Ms. Hardardottir for various reasons, including giving Ms. Hardardottir (now a director of the Issuer) a greater financial interest in the success of the Issuer, and for tax planning.  The Trust purchased the Common Stock from Ms. Ivy to provide her liquidity for her shares and to simplify the membership of the Group.

Other than as described in the preceding paragraphs and Amendments Nos. 1, 2, 3 and 4 to Schedule 13D, the Reporting Persons have no plans or proposals that relate to any of the matters described in Item 4 (a) – (j) of Schedule 13D.

Item 5.

Interest in Securities of the Issuer

(a)  The calculation is based on a total of  53,824,377  Ordinary Shares, par value NIS 0.10 per share outstanding as of July 6, 2020, as reported issued by the Issuer in its Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on July 7, 2020.

As of the close of business on July 17, 2020, Mr. Ivy beneficially owns 13,777,477 Shares, which represent approximately 25.6% of the outstanding Shares, Mrs. Ivy beneficially owns 0 shares, and Ms. Hardardottir beneficially owns 1,511,203 shares, which represent approximately 2.8% of the outstanding Common Stock..  Such amount excludes options to purchase 30,000 shares granted to Ms. Hardardottir as a director of the Issuer since the option is not within sixty days of being exercisable.

(b)  Mr. Ivy has sole voting power and power of disposition over the 13,777,477 shares of Common Stock.

Ms. Hardardottir has sole voting power and power of disposition over the 1,506,803 shares of Common Stock owned in her account, plus an additional 4,400 shares held in a custodial account for the benefit of her minor son.

(c)  Except as described in this Amendment No. 5, none of the Trust, Mrs. Ivy or Ms. Hardardottir purchased or sold any Common Stock of the Issuer in the past 60 days.

(e)  Effective immediately upon the sale of the Common Stock by Ms. Ivy, as described herein, Ms. Ivy ceased to be deemed to own more than five percent (5%) of the Common Stock of the Issuer as a member of the Group, and is no longer a member of the Group.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Trust will loan Ms. Hardardottir the funds necessary to purchase the Common Stock, which amounts will be due and payable by Ms. Hardardottir upon the earlier of (i) a sale of all or a portion of such shares; and (ii) upon demand by Mr. Ivy.  Ms. Hardardottir granted Mr. Ivy a security interest in such shares.

Item 7.

Material to Be Filed as Exhibits

99.1	Joint Filing Agreement dated July 7, 2019*
99.2	Personal Guarantee dated June 6th, 2017*

99.4	Share Purchase Agreement dated December 23, 2019 by and among On Track Innovations Ltd., Jerry L. Ivy, Jr. Descendants’ Trust and certain other investors**

99.5

Stock Purchase Agreement dated July 17, 2020 by and between the Jerry L. Ivy, Jr. Descendants’ Trust, and Sandra Hardardottir

99.6

Stock Purchase Agreement dated July 17, 2020 by and between the Jerry L. Ivy, Jr. Descendants’ Trust, and Marlene V. Ivy

*Incorporated by reference to Schedule 13D filed on July 9, 2019.

**Incorporated by reference to Amendment No. 3 to Schedule 13D filed on December 30, 2019.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 5 to Schedule 13D is true, complete and correct.

Dated: July 17, 2020

/s/ Jerry L. Ivy, Jr.

/s/ Marlene V. Ivy

Jerry L. Ivy, Jr.

Marlene V. Ivy

/s/ Sandra Hardardottir

Sandra Hardardottir

6